EX-99.B-77M

SUB-ITEM 77M: Mergers

(a) W&R Target Funds, Inc. Limited-Term Bond Portfolio

(b)     At a joint Meeting of the Board of Directors of W&R Target Funds, Inc. (Directors) held on February 28, 2007, the Directors determined the proposed Plan of Reorganization and Termination (Plan) between Bond Portfolio and Limited-Term Bond Portfolio, each a series of W&R Target Funds, Inc., to be in the best interests of Bond Portfolio and Limited-Term Bond Portfolio, as well as the shareholders of each of Bond Portfolio and Limited-Term Bond Portfolio.

The Directors established May 21, 2007 as the record date and approved submission of the proposed merger to Limited-Term Bond Portfolio shareholders to be voted on at a special meeting held on July 19, 2007. At that meeting, a majority of the outstanding shares of Limited-Term Bond Portfolio voted in favor of the Plan, to become effective August 6, 2007.

The terms of the Plan are such that Bond Portfolio acquired all of the assets of Limited-Term Bond Portfolio in exchange solely for shares of Bond Portfolio and the assumption by Bond Portfolio of all of the liabilities of Limited-Term Bond Portfolio, followed by the distribution of those shares to the shareholders of Limited-Term Bond Portfolio.